SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Not for release in or into the United States

“América Móvil announces results of offer
for Telekom Austria”

Mexico City, Mexico, July 14, 2014 – América Móvil, S.A.B. de C.V. (“América Móvil”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) informs that its subsidiary Carso Telecom B.V. (“Carso Telecom” or the “Offeror”) received during the public tender offer for all shares of Telekom Austria AG (“Telekom Austria”) 103,978,115 shares representing approximately 23.47% of the share capital of Telekom Austria. The Offer expired on July 10, 2014. Upon Settlement of the Offer, América Móvil will, directly and indirectly, hold 225,085,222 Shares, representing approximately 50.80% of the share capital of Telekom Austria.

The Offer

The Offer was made on the terms contained in the offer memorandum published on May 15, 2014 (the "Offer Memorandum"). Defined terms shall have the meanings ascribed to them in the Offer Memorandum. Shareholders of Telekom Austria should refer to the Offer Memorandum for all terms, conditions and restrictions of the Offer.

Settlement

According to the terms and conditions of the Offer Memorandum, payment of the offer price of EUR 7.15 per share will be made on or before July 24, 2014 by the receiving and payment agent (UniCredit Bank Austria) to all shareholders who accepted the Offer, against delivery of such shares.

Additional Acceptance Period

According to the terms and conditions of the Offer Memorandum, the Acceptance Period will be extended for an additional three month period for those shareholders who did not participate in the Offer.

For further information

Daniela Lecuona
América Móvil Investor Relations Office
Telephone: + (5255) 2581-4449
E-mail: daniela.lecuona@americamovil.com
Facsimile: + (5255) 2581-4422

The Offer is not being made, directly or indirectly, in or into the United States, or by use of the United States mails, or by any means or instrumentality (including, without limitation, the post, facsimile transmission, telex and telephone, email or other form of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States. The Offer cannot be accepted by any such use, means or instrumentality or from within the United States. Any purported tender of Shares in any such Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of Shares made by a person located or resident in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal resident in or giving instructions from within the United States will not be accepted. For these purposes, "United States" means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

This communication is not an extension of the Offer in the United States.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 14, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact